Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES BOARD
APPROVAL OF THE FILING OF A DRAFT PROSPECTUS WITH THE
ISRAEL SECURITIES AUTHORITY

TEL AVIV, Israel - July 31, 2007 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") today announced that its Board of Directors had authorized the filing of a draft prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange ("TASE") in connection with the listing for trade on the Tel Aviv Stock Exchange of Series D Notes issued by EMI earlier this year in private transactions to investors in Israel and in connection with a contemplated offering by EMI to the public in Israel of Series E Notes. The private issuance by EMI of the Series D Notes earlier this year was announced by EMI on April 1, 2007 and on May 30, 2007.

If the offering of the Series E Notes is completed, EMI currently intends to raise up to a maximum amount of NIS 530 million (approximately $123 million) from the offering of the Series E Notes, depending on market conditions. No final decision on an offering of the Series E Notes has been made and any offering is subject to the final approval of EMI's Board of Directors and to the publishing of a final prospectus that received the approval of the Israel Securities Authority.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com